Exhibit 18

First Amendment, dated December 23, 2004, to the Senior Credit Agreement, dated July 30, 2004, among The Jean Coutu Group (PJC) Inc., The Jean Coutu Group (PJC) USA, Inc., the lenders listed therein, Merrill Lynch, Pierce Fenner & Smith Incorporated, National Bank of Canada Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and National Bank Financial Inc..

FIRST AMENDMENT TO CREDIT AGREEMENT

FIRST AMENDMENT dated as of December 23, 2004 (this “First Amendment”) among THE JEAN COUTU GROUP (PJC) INC., a corporation formed and existing under the laws of the Province of Quebec (the “Parent Borrower”), THE JEAN COUTU GROUP (PJC) USA, INC., a corporation formed and existing under the laws of the State of Delaware (the “U.S. Borrower”), the banks and other financial institutions signatories hereto, NATIONAL BANK OF CANADA, as the Canadian Administrative Agent (the “Canadian Administrative Agent”) and DEUTSCHE BANK TRUST COMPANY AMERICAS, as the Term B Administrative Agent (the “Term B Administrative Agent”).

The Parent Borrower, the U.S. Borrower, the banks and other lending institutions party thereto from time (each a “Lender” and, collectively, the “Lenders”), the Canadian Administrative Agent and the Term B Administrative Agent, are parties to a Credit Agreement dated as of July 30, 2004 (as modified by the Consent and Waiver dated as of October 12, 2004 (the “October 12, 2004 Waiver”) and as may be further amended, restated, extended, supplemented or otherwise modified in writing from time to time, the “Credit Agreement”). The Parent Borrower and the U.S. Borrower have requested that the Lenders agree to certain amendments to the Credit Agreement, and each of the Lenders signatory hereto (which Lenders collectively constitute the Required Lenders referred to in the Credit Agreement), have agreed, subject to the terms and conditions set forth herein, to amend the Credit Agreement as herein provided. Accordingly, the Parent Borrower, the U.S. Borrower and the Lenders signatory hereto agree as follows:

ARTICLE I
DEFINITIONS

Definitions.   Unless otherwise defined herein, capitalized terms defined in the Credit Agreement have the same meanings when used in this First Amendment.

ARTICLE II
AMENDMENTS TO THE CREDIT AGREEMENT

Section 2.01   Amendments to Article I of the Credit Agreement.   The following definitions in Section 1.01 of the Credit Agreement are hereby amended as follows:

(a)    The references to “November 30, 2004” and “February 28, 2005” in the definitions of “Consolidated EBITDA” and “CVS Overhead Add-back” contained in are hereby deleted and replaced with the references to “November 27, 2004” and “February 26, 2005”, respectively.

(b)   Clause (i) of the definition of “Interest Payment Date” is hereby deleted and replaced in its entirety with the following:

“(i) as to Base Rate Loans and C$ Prime Loans, the second Business Day immediately following the last day of each of the months of February, May, August and November of each year and the Maturity Date for Loans of the applicable Class and”

(c)    The table in clause (v) of the definition of “Permitted Business Acquisition” is hereby deleted in its entirety and replaced with the following:

Period	Ratio
Closing Date through August 27, 2005	4.75 to 1.0
August 28, 2005 through November 26, 2005	4.50 to 1.0
November 27, 2005 through February 25, 2006	4.25 to 1.0
February 26, 2006 through March 3, 2007	4.00 to 1.0
March 4, 2007 through March 1, 2008	3.25 to 1.0
March 2, 2008 through February 28, 2009	3.00 to 1.0
March 1, 2009 and thereafter	2.50 to 1.0

(d)   The reference to “February 28, 2006” in the definition of “Permitted Business Acquisition” is hereby deleted and replaced with the reference to “February 25, 2006”.

(e)    The references to “February 28, 2005” and “May 31, 2005” in the definition of “Pro-Forma Basis” are hereby deleted and replaced with the references to “February 26, 2005” and “May 28, 2005”, respectively.

Section 2.02   Amendments to Article II of the Credit Agreement.   Article II of the Credit Agreement is hereby amended as follows:

(a)    The reference to “May 31, 2005” in Section 2.10(b)(iv) of the Credit Agreement is hereby deleted and replaced with the reference to “May 28, 2005”.

(b)   Section 2.10(c)(i)(A) is hereby amended by adding the following proviso at the end thereof:

“provided that, so long as the Borrowers comply with all other requirements of Section 2.10(c)(i) (including the requirements of the foregoing clause (A)(2), except as otherwise permitted by this proviso), no delivery of such certificate shall be required in connection with Asset Disposition Events arising out of (i) Asset Dispositions among the Group Companies or (ii) a sale, on or about December 31, 2004, of the Eckerd fixed based operation for approximately US$3,850,000, to the extent such sale is listed on Schedule 7.05(xv) and, as so listed, is permitted by Section 7.05(xv)”

(c)    Section 2.10(c)(i)(C) is hereby amended by adding the following proviso at the end thereof:

““provided that, so long as the Borrowers comply with all other requirements of Section 2.10(c)(i), the Net Cash Proceeds of (i) Asset Dispositions among the Group Companies and (ii) a sale, on or about December 31, 2004, of the Eckerd fixed based operation for US$3,850,000, to the extent such sale is listed on Schedule 7.05(xv) and, as so listed, is permitted by Section 7.05(xv) need not be deposited in the Reinvestment Fund Accounts”

(d)   The words “the first Business Day of each fiscal quarter of the Parent Borrower” in the second sentence of Section 2.12(a) of the Credit Agreement are hereby deleted and replaced in their entirety with the words “the second Business Day immediately following the last day of each of the months of February, May, August and November of each year”.

(e)    The words “the second Business Day of each fiscal quarter of the Parent Borrower” in each of clauses (i), (ii) and (iii) of Section 2.12(b) of the Credit Agreement are hereby deleted and replaced in their entirety with the words “the second Business Day immediately following the last day of each of the months of February, May, August and November of each year”.

Section 2.03   Amendments to Articles V and VI of the Credit Agreement.   Articles V and VI of the Credit Agreement is hereby amended as follows:

(a)    The references to “May 31, 2005” and “May 31, 2006” in Section 5.05(d) of the Credit Agreement are hereby deleted and replaced with the references to “May 28, 2005” and “June 3, 2006”, respectively.

(b)   Section 6.01(b) of the Credit Agreement is hereby amended by inserting the following parenthetical after the words “45 days” therein:

“(or 60 days, in the case of the fiscal quarters of the Parent Borrower ending on November 27, 2004 and February 26, 2005)”

(c)    The references to “May 31, 2005” in clauses (d) and (e) of Section 6.01 of the Credit Agreement are hereby deleted and replaced with the references to “May 28, 2005”.

(d)   Section 6.10(f) of the Credit Agreement is hereby amended by adding the following proviso at the end thereof:

“; provided that, notwithstanding Schedule 6.10, the Parent Borrower shall use its commercially reasonable efforts to obtain executed (x) U.S. Depositary Bank Agreements with Bank of America, Fleet Bank and JPMorganChase Bank and (y) Credit Card Acknowledgement Letters from JPMorganChase/Chase Merchant Services LLC, Discover Card, American Express and JC Penney Card, in each case, without regard to the time periods indicated next to such items on such Schedule.”

Section 2.04   Amendments to Article VII of the Credit Agreement.   Article VII of the Credit Agreement is hereby amended as follows:

(a)    The reference to “November 30, 2004” in Section 7.07(iv) of the Credit Agreement is hereby deleted and replaced with the reference to “November 27, 2004”.

(b)   The table in Section 7.19(a) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

Period	Ratio
Closing Date through August 27, 2005	5.25 to 1.0
August 28, 2005 through November 26, 2005	5.00 to 1.0
November 27, 2005 through February 25, 2006	4.75 to 1.0
February 26, 2006 through March 3, 2007	4.50 to 1.0
March 4, 2007 through March 1, 2008	3.75 to 1.0
March 2, 2008 through February 28, 2009	3.00 to 1.0
March 1, 2009 and thereafter	2.50 to 1.0

(c)    The lead-in sentence before the table in Section 7.19(b) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“Fixed Charge Coverage Ratio. The Fixed Charge Coverage Ratio for any period of four consecutive fiscal quarters of the Parent Borrower (or, in the case of the fiscal quarter ended on February 26, 2005, six consecutive months, or, in the case of the fiscal quarter ended on May 28, 2005, nine consecutive months), in each case taken as a single accounting period, ending on Saturday closest to a date set forth below will not be less than the ratio set forth opposite such date:”

(d)   The header to the left column of the table in Section 7.19(b) of the Credit Agreement is hereby deleted in its entirety and replaced with the following header:

“Fiscal Quarter Ended On or About”

ARTICLE III
WAIVERS AND AGREEMENTS

Section 3.01   Waiver of Certain Defaults.

(a)   The Administrative Agents and the Required Lenders hereby waive any Event of Default that may have occurred by reason of the Parent Borrower’s breach of Section 7.10 of the Credit Agreement arising out of the Parent Borrower’s change of its reporting periods, effective as of June 1, 2004, to comply with the U.S. National Retail Federation 4-5-4 merchandizing calendar, as the result of which the Parent Borrower’s fiscal year has been changed to be divided in four 13-week periods each ending on Saturday closest to the last day of each of the months of February, May, August and November of each year.

(b)   The Administrative Agents and the Required Lenders hereby waive any Event of Default that may have occurred by reason of the Parent Borrower’s breach of Section 6.10(f) of the Credit Agreement arising out of the Parent Borrower’s failure to obtain executed (x) U.S. Depositary Bank Agreements with Bank of America, Fleet Bank, JPMorganChase Bank and Wells Fargo Bank and (y) Credit Card Acknowledgement Letters from JPMorganChase/Chase Merchant Services LLC, Discover Card, American Express and JC Penney Card, in each case, within the time periods indicated next to such items on Schedule 6.10.

(c)   The Administrative Agents and the Required Lenders hereby waive any Event of Default that may have occurred by reason of the Borrowers’ breach of Section 2.10(c)(i)(A) and (C) of the Credit Agreement arising out of the Borrowers’ failure to (i) deliver an officer’s certificate required by Section 2.10(c)(i)(A) in connection with the sale by the Borrowers, on or about September 1, 2004, of the 1994 Lear 31A Aircraft for US$2,400,000 (the “Lear Sale”) and (ii) deposit the Net Cash Proceeds of the Lear Sale to the Reinvestment Funds Account, as required by Section 2.10(c)(i)(A). To induce the Administrative Agents and the Required Lenders to grant the foregoing waiver, the Borrowers represent and warrant that the Net Cash Proceeds of the Lear Sale were reinvested in compliance with Section 2.10(c)(i).

Section 3.02   Consent.   The Administrative Agents and the Required Lenders hereby consent that all Group Companies may change each of their respective reporting periods, effective as of June 1, 2004, to comply with the U.S. National Retail Federation 4-5-4 merchandizing calendar and to conform with the Parent Borrower’s change of its fiscal year pursuant to Section 3.01 above.

ARTICLE IV
CONDITIONS TO EFFECTIVENESS

Section 4.01   Conditions to Effectiveness of this First Amendment.   This First Amendment, and the amendments, waivers and consents contained herein, shall become effective as of the date hereof on the date (the “First Amendment Effective Date”) when each of the following conditions precedent have been fulfilled to the reasonable satisfaction of the Administrative Agents:

(a)    Execution and Delivery of this First Amendment.   The Administrative Agents shall have received counterparts of this First Amendment duly executed by the Parent Borrower, the U.S. Borrower and the Required Lenders.

(b)   Acknowledgement.   The Administrative Agents shall have received counterparts of an Acknowledgement and Agreement, substantially in the form of Exhibit A hereto, duly executed by each of the Persons (other than the Parent Borrower and the Borrower) who are or are required by the Senior Finance Documents to be Credit Parties.

(c)    Counsel Fees.   Counsel to the Administrative Agents shall have received full payment from the Parent Borrower of its fees and expenses described in Section 6.05 of this First Amendment which are billed through the First Amendment Effective Date.

(d)   Other.   The Administrative Agent shall have received such other documents, instruments, agreements or information as may be reasonably requested by the Administrative Agent.

Section 4.02   General Conditions.   All corporate and legal proceedings relating to the transactions contemplated by this First Amendment or in the Acknowledgement and Agreement shall be reasonably satisfactory in form and substance to the Administrative Agents and their counsel, and the Administrative Agents shall have received all information regarding the Lear Sale and copies of all corporate proceedings, which the Administrative Agents may reasonably have requested, such records where appropriate to be certified by the Responsible Officer. The documents referred to in this Section shall be delivered to the Administrative Agents no later than the First Amendment Effective Date.

Section 4.03   Effects of this First Amendment.

(a)   On the First Amendment Effective Date, the Credit Agreement will be automatically amended to reflect the amendments thereto provided for in this First Amendment. On and after the First Amendment Effective Date, the rights and obligations of the parties hereto shall be governed by the Credit Agreement, as amended by this First Amendment. Once the First Amendment Effective Date has occurred, all references to the Credit Agreement in any document, instrument, agreement, or writing shall be deemed to refer to the Credit Agreement as amended by this First Amendment. Promptly after the First Amendment Effective Date occurs, the Administrative Agents shall notify the Borrowers and the Lenders of the First Amendment Effective Date, and such notice shall be conclusive and binding on all parties hereto.

(b)   Other than as specifically provided herein, this First Amendment shall not operate as a waiver or amendment of any right, power or privilege of either Administrative Agent or any Lender under the Credit Agreement or any other Senior Finance Document or of any other term or condition of the Credit Agreement or any other Senior Finance Document, nor shall the entering into of this First Amendment preclude either Administrative Agent and/or any Lender from refusing to enter into any further waivers or amendments with respect thereto. This First Amendment is not intended by any of the parties hereto to be interpreted as a course of dealing which would in any way impair the rights or remedies of either Administrative Agent or any Lender except as expressly stated herein, and no Lender shall have any obligation to extend credit to the Borrowers other than pursuant to the strict terms of the Credit Agreement and the other Senior Finance Documents, as amended or supplemented to date (including by means of this First Amendment).

ARTICLE V
REPRESENTATIONS AND WARRANTIES

Section 5.01   Representations and Warranties.   In order to induce the Lenders to consent to the amendments and waivers contained herein and to enter into this First Amendment, each of the Parent Borrower and the U.S. Borrower represents and warrants as set forth below:

(a)    After giving effect to this First Amendment, the amendment of the Credit Agreement does not impair the validity, effectiveness or priority of the Liens granted pursuant to the Collateral Documents, and such Liens continue unimpaired with the same priority to secure repayment of all Senior Obligations, whether heretofore or hereafter incurred. The position of the Lenders with respect to such Liens, the Collateral in which a security interest was granted pursuant to the Collateral

Documents and the ability of the Collateral Agents to realize upon such Liens pursuant to the terms of the Collateral Documents have not been adversely affected in any respect by the amendment of the Credit Agreement effected pursuant to this First Amendment or by the execution, delivery, performance or effectiveness of this First Amendment.

(b)   Each of the Parent Borrower and the U.S. Borrower reaffirms as of the First Amendment Effective Date its covenants and agreements contained in the Credit Agreement and each Collateral Document and other Senior Finance Document to which it is a party, including, in each case, as such covenants and agreements may be modified by this First Amendment on the First Amendment Effective. Each of the Parent Borrower and the U.S. Borrower further confirms that each such Senior Finance Document to which it is a party is, and shall continue to be, in full force and effect, and the same are hereby ratified, approved and confirmed in all respects, except as the Credit Agreement may be modified by this First Amendment.

(c)    Both immediately before and immediately after giving effect to this First Amendment, the representations and warranties set forth in Article V of the Credit Agreement and each other Senior Finance Document are, in each case, true and correct in all material respects (or in all respects in the case of such representations or warranties containing materiality qualifiers) at and as if made as of the First Amendment Effective Date except to the extent they expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date.

(d)   This First Amendment constitutes the legal, valid and binding obligation of each of the Parent Borrower and the U.S. Borrower enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

(e)    The parties signatory to the Acknowledgment and Agreement delivered pursuant to Section 4.01(b) of this First Amendment constitute all of the Persons who (together with the Parent Borrower and the Borrower) are or are required under the terms of the Senior Finance Documents to be Credit Parties.

(f)    The written statements and information contained in this First Amendment and the other documents, certificates and statements furnished to the Administrative Agent and the Lenders on or prior to the First Amendment Effective Date by or on behalf of any Credit Party for use in connection with the transactions contemplated by this First Amendment, taken as a whole, do not, as of the First Amendment Effective Date, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading.

ARTICLE VI
MISCELLANEOUS

Section 6.01   Headings.   The various headings of this First Amendment are inserted for convenience only and shall not affect the meaning or interpretation of this First Amendment or any provisions hereof.

Section 6.02   Execution in Counterparts.   This First Amendment may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement. A counterpart hereof executed and delivered by facsimile shall be effective as an original.

Section 6.03   Successors and Assigns.   This First Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

Section 6.04   Governing Law; Entire Agreement.   THIS FIRST AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING WITHOUT LIMITATION SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES. This First Amendment, the October 12, 2004 Waiver and the other Senior Finance Documents constitute the entire understanding among the parties hereto with respect to the subject matter hereof and supersede any prior agreements, written or oral, with respect thereto.

Section 6.05   Fees and Expenses.   The Parent Borrower agrees to pay all reasonable out-of-pocket expenses incurred by the Administrative Agents in connection with the preparation, negotiation, execution, delivery and enforcement of this First Amendment and the other documents and instruments referred to herein or contemplated hereby, including, but not limited to, the fees and disbursements of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Administrative Agents.

Section 6.06   Senior Finance Document Pursuant to Credit Agreement.   This First Amendment is a Senior Finance Document executed pursuant to the Credit Agreement and shall be construed, administered and applied in accordance with all of the terms and provisions of the Credit Agreement (and, following the date hereof, the Credit Agreement, as amended hereby).

[Signature Pages Follow]

IN WITNESS WHEREOF, the signatories hereto have caused this First Amendment to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

PARENT BORROWER:	THE JEAN COUTU GROUP (PJC) INC.
	By:	/s/ FRANÇOIS J. COUTU
Name: François J. Coutu
Title: President and CEO
	By:	/s/ ANDRÉ BELZILE
Name: André Belzile
Title: Senior vice-president, finance and corporate affairs
U.S. BORROWER:		THE JEAN COUTU GROUP (PJC) USA, INC.
	By:	/s/ MICHEL COUTU
Name: Michel Coutu
Title: President and CEO
TERM B ADMINISTRATIVE AGENT:		DEUTSCHE BANK TRUST COMPANY AMERICAS, as Term B Administrative Agent
	By:	/s/ MARGUERITE SUTTON
Name: Marguerite Sutton
Title: Vice President
CANADIAN ADMINISTRATIVE AGENT:		NATIONAL BANK OF CANADA as Canadian Administrative Agent
	By:	/s/ ALAIN AUBIN
Name: Alain Aubin
Title: Director
	By:	/s/ ALAIN AUBIN
Name: Martin Amyot
Title: Vice President

S-1

Exhibit A

ACKNOWLEDGEMENT AND AGREEMENT

Each Credit Party listed below hereby acknowledges that it has reviewed the First Amendment to the Credit Agreement to which this Acknowledgement and Agreement is attached as an exhibit (the “Amendment”) and hereby consents to the execution, delivery and performance thereof by each of the Parent Borrower and the U.S. Borrower. Each Credit Party hereby confirms its obligation under each Senior Finance Document to which it is a party and agrees that, after giving effect to the Amendment, neither the modification of the Credit Agreement or any other Senior Finance Document effected pursuant to the Amendment, nor the execution, delivery, performance or effectiveness of the Amendment or any other Senior Finance Document impairs the validity or effectiveness of any Senior Finance Document to which it is a party or impairs the validity, effectiveness or priority of the Liens granted pursuant to any other Senior Finance Document to which it is a party or by which it is otherwise bound. Each Credit Party hereby further agrees that, to the best of such Credit Party’s knowledge, the Liens created pursuant to the Senior Finance Documents continue unimpaired with the same enforceability and priority to secure repayment of all Loans and other obligations arising thereunder, whether heretofore or hereafter incurred. Under the foregoing circumstances, the position of the Administrative Agents and the Lenders with respect to such Liens, the Collateral in which a security interest was granted pursuant to the Senior Finance Documents, and the ability of the Collateral Agents to enforce the provisions of the Senior Finance Documents and to realize upon such Liens pursuant to the terms of the Senior Finance Documents, have not been adversely affected in any material respect by the modification of the Credit Agreement, the modification of any other Senior Finance Document effected pursuant to the Amendment or the execution, delivery, performance or effectiveness of the Amendment.

IN WITNESS WHEREOF, each Credit Party has executed this Acknowledgement and Agreement as of the day of the Amendment.

PJC ARLINGTON REALTY LLC	BROOKS PHARMACY, INC.
PJC DORCHESTER REALTY LLC	ECKERD CORPORATION
PJC ESSEX REALTY LLC	ECKERD FLEET, INC.
PJC HAVERHILL REALTY LLC	EDC DRUG STORES, INC.
PJC HYDE PARK REALTY LLC	EDC LICENSING, INC.
PJC MANCHESTER REALTY LLC	GENOVESE DRUG STORES, INC.
PJC MANSFIELD REALTY LLC	JCG HOLDINGS (USA), INC.
PJC NEW LONDON REALTY LLC	MAXI DRUG NORTH, INC.
PJC NORWICH REALTY LLC	MAXI DRUG, INC.
PJC PETERBOROUGH REALTY LLC	MAXI GREEN INC.
PJC PROVIDENCE REALTY LLC	MC WOONSOCKET, INC.
PJC REVERE REALTY LLC	P.J.C. DISTRIBUTION, INC.
P.J.C. OF VERMONT INC.
P.J.C. REALTY CO., INC.
By:	PJC SPECIAL REALTY HOLDINGS, INC.,	PJC LEASE HOLDINGS, INC.
a Delaware corporation, as Sole Member of	PJC OF CRANSTON, INC.
each	PJC OF EAST PROVIDENCE, INC.
PJC OF MASSACHUSETTS, INC.
PJC OF RHODE ISLAND, INC.
By:	/s/ MICHEL COUTU	PJC OF WEST WARWICK, INC.
Michel Coutu, as President	PJC REALTY MA, INC.
PJC SPECIAL REALTY HOLDINGS, INC.
THE JEAN COUTU GROUP (PJC) USA, INC.
THRIFT DRUG, INC.
THRIFT DRUG SERVICES, INC.
By:	/s/ MICHEL COUTU
Michel Coutu, as President of each
PJC REALTY N.E. LLC
JEAN COUTU GROUP HOLDINGS (USA), LLC
By:	THE JEAN COUTU GROUP (PJC) USA, INC., a Delaware corporation, its Sole Member
By:	/s/ MICHEL COUTU
Michel Coutu, as President of each

S-1

MAXI DRUG SOUTH, L.P.
By:		MAXI DRUG, INC., a Delaware corporation, its General Partner
	By:	/s/ MICHEL COUTU
Michel Coutu, as President
SERVICES SECURIVOL INC.
By:		/s/ ANDRÉ BELZILE
Name: André Belzile
Title: Vice-president
RX INFORMATION CENTRE LTD.
By:		/s/ ANDRÉ BELZILE
Name: André Belzile
Title: Secretary
PATERSON’S PHARMACIES LIMITED
By:		/s/ FRANÇOIS J. COUTU
Name: François J. Coutu
Title: President
3090671 NOVA SCOTIA COMPANY
By:		/s/ ANDRÉ BELZILE
Name: André Belzile
Title: Principal Accounting Officer
3090672 NOVA SCOTIA COMPANY
By:		/s/ ANDRÉ BELZILE
Name: André Belzile
Title: Principal Accounting Officer

S-2